Exhibit 99.1

POMDOCTOR LIMITED to Participate in H.C. Wainwright’s 28th Annual Global Investment Conference

Virtual company presentation will be available beginning September 11, 2026, at 7:00 a.m. ET

GUANGZHOU, China, Sept. 10, 2026 /PRNewswire/ -- POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (NASDAQ: POM), a digital healthcare company focused on advancing AI-enabled healthcare solutions, today announced that it will participate in the 28th Annual H.C. Wainwright Global Investment Conference, taking place September 14 through September 16, 2026, at the Lotte New York Palace Hotel in New York City.

A pre-recorded presentation from the Company as part of the conference will be available on demand beginning Friday, September 11, 2026, at 7:00 a.m. ET. The Company also made available the investor presentation to be used during the conference on its website at https://ir.7shiliu.com/Event-Calendar.

Pomdoctor’s Chairman and Chief Executive Officer, Mr. Zhenyang Shi, and Chief Operating Officer, Ms. Wanmei Shi, will be available for one-on-one investor meetings during the conference. Investors interested in scheduling a meeting should contact their H.C. Wainwright representative at meetings@hcwco.com or POM’s investor relations team at investors@ascent-ir.com.

Event Details

Conference: 28th Annual H.C. Wainwright Global Investment Conference
Conference Dates: September 14-16, 2026
Pre-Recorded Virtual Presentation: Available beginning Friday, September 11, 2026, at 7:00 a.m. ET
Presentation Access: H.C. Wainwright conference portal

Registration Link: Click here

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (NASDAQ: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services. Building upon its established healthcare platform and physician network, POM is pursuing the development of a predictive healthcare data and services infrastructure designed to improve healthcare outcomes and create long-term value for patients, healthcare providers and other ecosystem participants. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com